UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment. No. 1)

HIGHLANDS REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43110A 104

(CUSIP Number of Class of Securities)

Robert J. Lange

Executive Vice President, Chief Operating Officer

and General Counsel

1 South Dearborn Street, 20th Floor

Chicago, Illinois 60603

(312) 583-7990

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Evan Hudson

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Highlands REIT, Inc., a Maryland corporation (the “Company”) on October 24, 2023. The Schedule TO relates to the offer by the Company to purchase for cash up to $20 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a proportionate increase in the dollar volume by up to approximately $2.1 million assuming a purchase price at the low end of the range or $3.0 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the SEC, at a price specified by the tendering stockholders of not greater than $0.17 or less than $0.12 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer.” The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Summary Advertisement in the New York Times (the “Summary Advertisement”), the Form of Letter to Clients and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase, the Summary Advertisement and the Form of Letter to Clients.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Important

On page 4, the second paragraph following the bullet points is restated as follows:

“We are not disseminating the Offer to in any state where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such state. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to not disseminate the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations.”

On page 4, the final paragraph is restated as follows:

“THE STATEMENTS MADE IN THIS OFFER TO PURCHASE ARE MADE AS OF OCTOBER 24, 2023, AND THE STATEMENTS INCORPORATED BY REFERENCE HEREIN ARE MADE AS OF THE RESPECTIVE DATES OF THE DOCUMENTS SO INCORPORATED BY REFERENCE. THE DELIVERY OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE IMPORTANT INSTRUCTIONS AND INFORMATION SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF A LATER DATE OR THAT THERE HAS NOT BEEN ANY CHANGE IN SUCH INFORMATION OR IN OUR AFFAIRS SINCE THE DATE OF THIS OFFER TO PURCHASE. HOWEVER, WERE ANY MATERIAL CHANGES TO OCCUR THAT WOULD REQUIRE AMENDMENT TO THIS OFFER TO PURCHASE, WE WOULD AMEND THIS OFFER TO PURCHASE AND ANY RELATED DOCUMENT(S) TO DISCLOSE SUCH INFORMATION.”

Summary Term Sheet

On page 11, the caption to the question is restated as follows: “What are the summarized conditions to the Offer?”

On page 11, the first paragraph of the response is restated as follows:

“Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived (to the extent permitted by law) on or prior to the Expiration Date, including that:”

On page 11, the first subbullet following the second bullet is restated as follows:

“any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;”

On page 12, the final paragraph of the first question is restated as follows:

“Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date, provided, that in no event shall the action or inaction of the Company or any of its affiliates be permitted to trigger any of such conditions. The Offer is not conditioned upon on any minimum number of Shares being tendered. See Section 6—Conditions of the Offer.”

The Offer – Section 4 – Withdrawal Rights

On page 20, the final paragraph in this section is restated as follows:

“The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and our determination shall be final and binding, subject to each tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.”

The Offer – Section 6 – Conditions of the Offer

On page 21, the first paragraph in this section is restated as follows: “The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer), if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred, provided, that in no event shall the action or inaction of the Company or any of its affiliates be permitted to trigger any of such conditions) that, in our reasonable judgment, regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with the acceptance for payment for the Shares tendered in the Offer:”

On page 23, the final paragraph in this section is restated as follows: “giving rise to any such condition, provided, that in no event shall the action or inaction of the Company or any of its affiliates be permitted to trigger any of such conditions. Such conditions may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to each tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.”

The Offer – Section 19 – Miscellaneous

On page 34, the first paragraph in this section is restated as follows: “The Offer is not being disseminated to stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of the applicable jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the applicable jurisdiction. However, we reserve the right to not disseminate the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe this exclusion is permissible under applicable laws and regulations.”

Form of Letter to Clients (Exhibit (a)(1)(G) to the Schedule TO)

The penultimate paragraph on the first page is restated as follows: “The Offer is not being disseminated to holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with applicable law.”

Summary Advertisement (Exhibit (a)(5)(A) to the Schedule TO)

The introductory paragraph is restated as follows: “This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 24, 2023, and the related Letter of Transmittal and Important Instructions and Information. The Offer is being made to all holders of Shares, provided that the Offer is not being disseminated to holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to not disseminate the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Highlands REIT, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023	Highlands REIT, Inc.

	By:	/s/ Robert J. Lange
Robert J. Lange
Executive Vice President, Chief Operating Officer and General Counsel

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 24, 2023

(a)(1)(B)**	Letter of Transmittal

(a)(1)(C)**	Important Instructions and Information, dated October 24, 2023

(a)(1)(D)**	Odd Lot Certification Form

(a)(1)(E)**	Form of Withdrawal Letter

(a)(1)(F)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 24, 2023

(a)(1)(G)**	Form of Letter to Clients, dated October 24, 2023

(a)(5)(A)**	Summary Advertisement in New York Times, dated October 24, 2023

(d)(1)	Highlands REIT, Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(2)	First Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated May 10, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(3)	Second Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated August 12, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on August 12, 2021)

(d)(4)	Highlands REIT, Inc. Retention Bonus Plan, dated August 9, 2016 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 12, 2016)

(d)(5)	Highlands REIT, Inc. Director Compensation Program (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-12G/A, as filed by the Company with the SEC on April 8, 2016)

(d)(6)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(7)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(8)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Paul Melkus (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(9)	Offer Letter, dated June 6, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(10)	Change in Control and Severance Agreement, dated as of July 8, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(11)	Separation Agreement and General Release, dated November 4, 2020, by and between Highlands REIT, Inc. and Paul A. Melkus (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 4, 2020)

(d)(12)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

(d)(13)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

107**	Calculation of Filing Fee Table

** Filed previously.